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                                                                    EXHIBIT 5(a)


                       [LETTERHEAD OF HUNTON & WILLIAMS]



                                 July 24, 1995



Virginia Electric and Power Company
One James River Plaza
Richmond, Virginia  23219

                      Virginia Electric and Power Company
                        Virginia Power Capital Trust I
                      -----------------------------------

Gentlemen:


     We have acted as counsel to Virginia Electric and Power Company (the Company) in connection with the preparation of a Registration Statement on Form S-3 (the Registration Statement), which has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the Act), for the registration under the Act of (1) up to $140 million aggregate principal amount of Series A ____% Junior Subordinated Notes (the Junior Subordinated Notes), to be issued by the Company to Virginia Power Capital Trust I (the Trust), (2) 5,400,000 Trust Preferred Securities (liquidation amount $25 per Trust Preferred Security) to be issued by the Trust, and (3) the Company's Preferred Securities Guarantee (the Guarantee). The Junior Subordinated Notes will be issued pursuant to an indenture between the Company and the trustee named therein, and the Trust Preferred Securities will be issued pursuant to an amended and restated trust agreement between the Company and the trustees named therein. The Guarantee will be issued pursuant to an agreement between the Company and the trustee named therein.

     We are of the opinion that the Company is a corporation duly organized and existing under the laws of Virginia, is duly qualified as a foreign corporation in West Virginia and North Carolina, and has the corporate power to conduct its business and to issue the Junior Subordinated Notes, to organize the Trust, and to issue the Guarantee.

     We are further of the opinion that when the steps mentioned in the next paragraph below shall have been taken, (a) all requisite corporate and governmental authorizations will have been given for the issuance and sale of the Junior Subordinated Notes and the issue of the Guarantee (except such governmental authorization as may be necessary under the Blue Sky Laws of the several States), (b) the Junior Subordinated Notes and the Guarantee will be valid, legal and binding obligations of the Company (subject to applicable bankruptcy, moratorium and similar laws from time to time in force and to general principles of equity, whether considered in a proceeding at law or in equity).

     The steps to be taken as indicated in the preceding paragraph are:

     (1) Authorization by the Board of Directors and Executive Committee of the Company and by the State Corporation Commission of Virginia for the Company to (i) issue and sell the Junior Subordinated Notes, (ii) to organize the Trust, and (iii) to issue the Guarantee;

     (2)  Compliance with the Securities Act of 1933, as amended; and

     (3) Issuance and sale of the Junior Subordinates Notes and the Guarantee in accordance with such authorizations.

     We hereby consent to the statements made in regard to our firm under the caption LEGAL MATTERS in the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

     The opinions expressed in this letter are solely for your information and use, and no other person may rely upon or otherwise use the opinions for any purpose without our express written consent.

                              Very truly yours,
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Virginia Electric and Power Company
July 24, 1995
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                              HUNTON & WILLIAMS